UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GasLog Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)
G37585109
(CUSIP Number)

Olympic LNG Investments Ltd.

c/o ASOFIN Management A.G.

Städtle 27, FL-9490 Vaduz

Liechtenstein

+423-237 48 03

Copies to: D. Scott Bennett, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

+1 (212) 474-1132

(telephone number)

+1 (212) 474-3700

(facsimile number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS OLYMPIC LNG INVESTMENTS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,164,904
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,164,904
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,164,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[1]
14	TYPE OF REPORTING PERSON CO

1  The percentage ownership is calculated based on aggregate number of 95,114,166 Common Shares issued and outstanding as of June 29, 2020.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS A.S.O. HOLDINGS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,164,904
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,164,904
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,164,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[2]
14	TYPE OF REPORTING PERSON CO

2  The percentage ownership is calculated based on aggregate number of 95,114,166 Common Shares issued and outstanding as of June 29, 2020.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS ALEXANDER S. ONASSIS FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIECHTENSTEIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,164,904
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,164,904
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,164,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[3]
14	TYPE OF REPORTING PERSON OO

3  The percentage ownership is calculated based on aggregate number of 95,114,166 Common Shares issued and outstanding as of June 29, 2020.

Explanatory Note

The purpose of this Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2014 (the “Original Schedule 13D”) is to reflect the entry by Olympic LNG Investments Ltd. (“Olympic”) into a share purchase agreement to acquire 4,000,000 shares of common stock, par value US$0.01 per share (“Shares”) of GasLog Ltd. (the “Issuer”) from the Issuer.

Except as set forth below, all Items in the Original Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 1. Security and Issuer

The principal executive offices of the Issuer are located at c/o 69 Akti Miaouli, 18537 Piraeus, Greece.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residenc Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Olympic LNG Investments Ltd.	c/o Conyers Corporate Services (Bermuda) Limited Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Bermuda	N/A	Investment company
Directors
Prof. Constantinos Grammenos	c/o Center for Shipping, Trade and Finance CASS BUSINESS SCHOOL CITY UNIVERSITY LONDON 106 Bunhill Row London EC1Y 8TZ, U.K.	Greece	Center for Shipping, Trade and Finance CASS BUSINESS SCHOOL CITY UNIVERSITY LONDON 106 Bunhill Row London EC1Y 8TZ, U.K. Professor	University
Stefanos Tamvakis	27, Artemisiou Str, GR15234 Chalandri, Athens, Greece	Greece	N/A	N/A
Edward Rance	Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	UK	Conyers Corporate Services (Bermuda) Limited Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Lawyer

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residenc Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Michail Gialouris		8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	ASOFIN Management S.A. 8 Zephyrou Str. Paleo Faliro 17564 Athens Greece Managing Director	Consulting company

Officers
President	Antonios S. Papadimitriou	367 Syngrou Av. Paleo Faliro 17564 Athens Greece	Greece	ASOFIN Management S.A.	Consulting company
Vice President	Marianna Moschou	8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	A.S.O. HOLDINGS S.A. Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama Secretary and Director	Holding company
Treasurer	Michail Gialouris	See above	See above	See above	See above
Secretary	Conyers Corporate Services (Bermuda) Limited	Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Bermuda	N/A	Local agent
A.S.O. HOLDINGS S.A.		Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama	Panama	N/A	Holding company
Directors
Antonios S. Papadimitriou		See above	See above	See above	See above
Florian Marxer		Heiligkreuz 6 P.O. Box 484 FL 9490 Vaduz, Liechtenstein	Liechtenstein	Marxer & Partner Attorneys-at-Law Heiligkreuz 6 P.O. Box 484 FL 9490 Vaduz, Liechtenstein Partner	Law firm
Marianna Moschou		See above	See above	See above	See above
Prof. Constantinos Grammenos		See above	See above	See above	See above
Dennis Houston			USA	N/A	N/A

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residenc Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
15 North Fazio Way The Woodlands, TX 77389 USA
Michael Sotirhos		545 Smith Ridge Road New Canaan, Connecticut 06840 USA	U.S.A.	The Blackstone Group 345 Park Avenue NY, NY 10154 USA Senior Managing Director	Investment and advisory firm
Nikolaos Karamouzis		SME RemediumCap, 10 rue Antoine Jans, L-1820 Luxembourg, Grand Duchy of Luxembourg	Greece	N/A	N/A
Officers
President	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President	Florian Marxer	See above	See above	See above	See above
Secretary	Marianna Moschou	See above	See above	See above	See above
2nd Vice President	Dennis Houston	See above	See above	See above	See above
ALEXANDER S. ONASSIS FOUNDATION		Heiligkreuz 6 Vaduz, Lichtenstein	Lichtenstein	N/A	Foundation
Directors
Antonios S. Papadimitriou		See above	See above	See above	See above
Florian W. Marxer		See above	See above	See above	See above
Marianna Moschou		See above	See above	See above	See above
Paul Ioannidis		Alexander S. Onassis Foundation Staedtle 27 FL-9490 Vaduz Liechtenstein	Greece	N/A	N/A
Prof. Constantinos Grammenos		See above	See above	See above	See above
Stefanos Tamvakis		See above	See above	See above	See above
Prof. Dimitrios Nanopoulos			Greece

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residenc Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
		12-14 Pindou Str, GR11255, Athens, Greece		N/A	N/A
Michael Sotirhos		See above	See above	See above	See above
Florian Marxer		See above	See above	See above	See above
Dennis Houston		See above	See above	See above	See above
Nikolaos Karamouzis		See above	See above	See above	See above
Simon Critchley		Alexander S. Onassis Foundation Staedtle 27 FL-9490 Vaduz Liechtenstein	UK	Alexander S. Onassis Foundation Staedtle 27 FL-9490 Vaduz Liechtenstein
James George Stavridis		Carlyle Group, 1001 Pennsylvania Avenue NW, Washington, DC 20004-2505, USA.	USA	N/A	N/A
Karen Fran Brooks Hopkins		216 Garfield Pl., Brooklyn, NY 11215. USA	USA	N/A	N/A
Paul Bernhard Holdengraber		C/o Alexander S. Onassis Public Benefit Foundation USA 1617 Angelus Ave, Los Angeles, CA 90026, USA	USA	Alexander S. Onassis Public Benefit Foundation USA Los Angeles, USA.
Officers
President / Treasurer	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President	Florian Marxer	See above	See above	See above	See above
Secretary	Marianna Moschou	See above	See above	See above	See above
2nd Vice President	Dennis Houston	See above	See above	See above	See above

Item 3. Source and Amount of Funds or Other Consideration

Olympic LNG Investments Ltd. has agreed to purchase 4,000,000 shares of the Issuer’s common stock from the Issuer. On June 22, 2020, Olympic LNG Investments Ltd. entered into a stock purchase agreement, dated June 22, 2020 (the “Stock Purchase Agreement”), with the Issuer, which included customary representations and warranties. The transaction closed on June 29, 2020. The purpose of the transaction was to increase the Issuer’s liquidity and strengthen the capital structure of the Issuer. The source of funds for such purchase was available corporate funds of Olympic and capital contributions by the shareholders of Olympic.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

Item 3 of this Amendment No. 1 summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference.

On June 22, 2020, Olympic LNG Investments Ltd. entered into a registration rights agreement, dated June 22, 2020 (the “ Registration Rights Agreement”), with the Issuer, which provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

The foregoing description of the Stock Purchase Agreement and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement and Registration Rights Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 1.

Item 5. Interest in Securities of the Issuer

(a)                                 See item 9 on Cover Pages to this Amendment No. 1. Percentages are based on 95,114,166 Shares issued and outstanding as of June 29, 2020.

(1)                                 Olympic LNG Investments Ltd. (“Olympic”) is the direct beneficial owner of 11,164,904 common shares.

(2)                                 A.S.O. Holdings S.A. (“Holdings”) owns 100% of Olympic LNG Investments Ltd. Holdings does not own any Shares.  By reason of Holding’s control of Olympic, Holdings may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(3)                                 The Alexander S. Onassis Foundation (the “Foundation”) owns 100% of Holdings.  The Foundation does not own any Shares.  By reason of the Foundation’s control of Holdings, the Foundation may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(b)                                 Number of Shares as to which each Reporting Person has:

(i)                                     Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 1.

(ii)                                  Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 1.

(iii)                               Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 1.

(c)                                  On June 22, 2020, Olympic LNG Investments Ltd. purchased 4,000,000 common shares in a private placement at a price of $2.50 per share, for an aggregate purchase price of $10,000,000. The transaction closed on June 29, 2020.

Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

Item 3 of this Amendment No. 8 summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference.

Item 4 of this Amendment No. 8 summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement, dated June 22, 2020, between Olympic LNG Investments Ltd. and GasLog Ltd.

Exhibit 2 Registration Rights Agreement, dated June 22, 2020, between GasLog Ltd. and each of the several holders listed on the signature pages thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2020

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Vice President

By:	/s/ Michail Gialouris
Name:	Michail Gialouris
Title:	Director

A.S.O. HOLDINGS S.A.

By:	/s/ Anthony S. Papadimitriou
Name:	Anthony S. Papadimitriou
Title:	Director
By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director

ALEXANDER S. ONASSIS FOUNDATION

By:	/s/ Anthony S. Papadimitriou
Name:	Anthony S. Papadimitriou
Title:	Director

By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director